Mail Stop 04-07
							March 14, 2005

Mr. Dave L. Bolink, Chief Executive Officer
Chell Group Corporation
150, 630- 8th Avenue SW
Calgary AB Canada T2P IG6

RE:	Chell Group Corporation
	Form 8-K filed on November 10, 2004
            File No. 0-18066

Dear Mr. Bolink:

	The staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.

	Since the letter from the former accountant - Stonefield Josephson, Inc. was due on or about November 20, 2004, please amend the report, under cover of Form 8-K/A to include the required letter from the former accountant. See Item 4 of Form 8-K and Item 304 of Regulation S-K.

	Please file an amendment via EDGAR in response to this comment immediately or within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to Gopal R. Dharia at (202) 942-1973.

									Sincerely,


									Gopal Dharia
						            		Senior Staff
Accountant

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